SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Regenesis Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         Preferred Stock, par value $.01
                         (Title of Class of Securities)


                                    37245M207
                                 (CUSIP Number)

                              Triad Petroleum, LLC
                            1700 North Dixie Highway
                            Boca Raton, Florida 33432
                                 1-561-391-5883
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                               Howard Sobel, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                               September 14, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box: |_|

                                Page 1 of 9 Pages
                        Exhibit Index appears on page 8

--------------------------------------------------------------------------------
                                   13D
--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Triad Petroleum, LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|
                                                                        (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                              |-|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                 NUMBER OF                7       SOLE VOTING POWER
                   SHARES                         96% (See Item 5)
                BENEFICIALLY           -----------------------------------------
                  OWNED BY                8       SHARED VOTING POWER
                    EACH                          0% (See Item 5)
                 REPORTING             -----------------------------------------
                   PERSON                 9       SOLE DISPOSITIVE POWER
                    WITH                          96% (See Item 5)
                                       -----------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                  0% (See Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                96% (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   13D
--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                FuelAmerica, LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             |-|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                 NUMBER OF                   7       SOLE VOTING POWER
                   SHARES                            0% (See Item 5)
                BENEFICIALLY              --------------------------------------
                  OWNED BY                   8       SHARED VOTING POWER
                    EACH                             96% (See Item 5)
                 REPORTING                --------------------------------------
                   PERSON                    9       SOLE DISPOSITIVE POWER
                    WITH                             0% (See Item 5)
                                          --------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     96% (See Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                96% (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   13D
--------------------------------------------------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Chris R. Salmonson
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|
                                                                        (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                IN (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             |-|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                 NUMBER OF                   7       SOLE VOTING POWER
                   SHARES                            0% (See Item 5)
                BENEFICIALLY              --------------------------------------
                  OWNED BY                   8       SHARED VOTING POWER
                    EACH                             96% (See Item 5)
                 REPORTING                --------------------------------------
                   PERSON                    9       SOLE DISPOSITIVE POWER
                    WITH                             0 % (See Item 5)
                                          --------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     96 % (See Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                96% (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     13D
--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Robert L. Simmons
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|
                                                                        (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------

      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             |-|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                 NUMBER OF                   7       SOLE VOTING POWER
                   SHARES                            0% (See Item 5)
                BENEFICIALLY              --------------------------------------
                  OWNED BY                   8       SHARED VOTING POWER
                    EACH                             96% (See Item 5)
                 REPORTING                --------------------------------------
                   PERSON                    9       SOLE DISPOSITIVE POWER
                    WITH                             0% (See Item 5)
                                          --------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     96% (See Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                96% (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

                                  Schedule 13D

Item 1.  Security and Issuer

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock") and the preferred stock, par value $.01 per share (the "Preferred Stock"), of Regenesis Holdings, Inc, a Florida Corporation (the "Company"). The principal executive office of the Company is located at 2701 West Oakland Park Boulevard, Suite 220, Fort Lauderdale, Florida 33139.

Item 2.  Identity and Background.

(a) This Statement is being filed on behalf: of (i) Triad Petroleum, LLC, a Florida limited liability company ("Triad"), (ii) Mr. Chris R. Salmonson, an individual and the owner of a controlling interest in FuelAmerica, LLC, a Florida limited liability company ("Fuel America") which owns 50% of the membership interest in Triad (iii) Fule America and (iv) Mr. Robert Simmons, an individual and sole shareholder of Rapture Holdings, Inc., a Florida corporation ("Rapture") which owns the remaining 50% of the membership interests in Triad not held by FuelAmerica.

(b) The business address of Triad, FuelAmerica, Mr. Salmonson, Mr. Simmons and Rapture is c/o Triad Petroleum, LLC, 1700 North Dixie Highway, Suite 125, Boca Raton, Florida 33432.

(c) This Schedule 13D is filed on behalf of Triad, Mr. Salmonson, FuelAmerica, Mr. Simmons and Rapture. Mr. Salmonson is a venture capitalist, entrepreneur and owner of 50% of the membership interests in and an officer of Triad. FuelAmerica is a Florida limited liability company wholly owned by Mr. Salmonson. Mr. Simmons is a venture capitalist, entrepreneur and owner of 50% of the membership interests in and an officer of Triad. Rapture is a Florida Corporation wholly owned by Mr. Simmons. The principal business of Triad is the development of marketing, production and sale of proprietary technology which allows for the integration of the business operations of wholesale and retail fuel distribution systems, including inventory monitoring and management. See attached Exhibit A which is a copy of an agreement in writing to file this statement jointly on behalf of each of Triad, FuelAmerica, Mr. Salmonson, Mr. Simmons and Rapture (collectively, the "Reporting Persons").

(d) The Reporting Persons have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Messrs. Salmonson and Simmons are citizens of the United States. Triad and FuleAmerica are limited liability companies organized under the laws of Florida. Rapture is a Florida corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Share Sale and Contribution Agreement (the "Agreement") dated as of September 14, 2000, Triad has a contractual right to acquire 96% of the voting equity of the Company through the sale of a combination of the Company's Common and convertible Preferred Stock. In consideration thereof, Triad will assign its exclusive 50 year royalty free license and distribution rights under a Technology License and Marketing Agreement with E-Mation LLC (an affiliate of Triad) which provides for the exclusive rights to make, market and sell products and services using E-Mation's proprietary technology which integrates the business operations for both wholesale distribution and retail sale of fuel.

         The Agreement is subject to certain closing conditions, which may be waived by Triad, including, but not limited to, the Company's reduction or elimination of certain liabilities, the conversion of certain Company debt to equity and termination of certain ongoing contracts of the Company. The foregoing description of the Triad transaction is a summary, and as such is qualified in its entirety by reference to the Agreement and a related side letter, both of which were filed as Exhibit 10.19 to the Company's 10Q-SB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on September 22, 2000 and incorporated herein by this reference.

         In connection with the closing of the Triad transaction, the Company will issue to Triad a combination of Common Stock and a newly designated series of convertible Preferred Stock, approximating, in the aggregate, 96% of the voting equity of the Company. Each share of new convertible Preferred Stock will be convertible into ten shares of Common Stock and will participate in all voting and dividend rights of the common shareholders on an as-converted basis. The total number of shares to be issued, on a common stock equivalent basis, will equal approximately 144,000,00 shares.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the shares of Common Stock and Preferred Stock, reported as beneficially owned by them, in order to acquire a controlling interest in the Company and as compensation for the contribution of the licensing agreement described in Item 3 of this Schedule 13D.

(a) Except as set forth in this Schedule 13D, the Reporting Persons have no plans to acquire additional securities of the Company

(b) Except as set forth in this Schedule 13D, the Company does not currently have any plans or proposals that are likely to result in a change of control of the Company.

(c) The Reporting Persons have no plans or proposals relating to the sale of a material amount of Company assets.

(d) In connection with the completion of the Triad transaction, the Company's current Chairman of the Board of Directors, Chief Executive Officer and President and its Chief Financial Officer, both of whom are Directors of the Company, have agreed to resign their respective positions as officers of the Company. Under the Agreement, following consummation of the share issuances reported on this Schedule 13D, the Company has agreed to seek the consent of a majority of the Company's shareholders (including Triad) to (i) increase the size of the Company's Board of Directs from the currently authorized number of three directors to a Board of Directors of between three and eleven members as determined from time to time by resolution of the Board of Directors, (ii) to elect certain designees of Triad, including Mr. Salmonson, to the Board of Directors and (iii) to change the Company's name to FuelNation, Inc. Additionally, upon the request of Triad, all of the Company's existing directors have agreed to resign from the Company's Board of Directors. At present, Triad does not intend to seek such resignations.

(e) Promptly following the consummation of the Triad transaction, the Company has agreed to seek the consent of at least a majority of its shareholders (including Triad) to authorize an amendment to the Company's Articles of Incorporation increasing the Company's authorized common stock from 100,000,000 to 300,000,000, and increasing the company's authorized preferred stock from 10,000,000 to 50,000,000.

  Except as disclosed in this Item 4 or elsewhere in this Schedule 13D, the Reporting Person has no current plans or proposals which relate to or would result in any event described in subparagraphs (f) through (j) of Item 4 of
Schedule 13D. Triad has indicated that the Company may seek stock based acquisitions of assets or other companies in the fuel industry that may bring value to the Company and its shareholders, although there can be no assurance that such acquisitions will occur.


Item 5.  Interest in Securities of the Issuer.

(a) Pursuant to the Agreement, the Reporting Persons may be deemed to beneficially own 96% of the Company's voting equity. As the capital structure of the Company prior to the closing of the Triad transaction is subject to change, the precise number of shares of Common and Preferred Stock that are anticipated to be issued to Triad are at present unknown.

(b) Upon the closing of the Triad transaction, Triad will have the sole power to vote, or direct the vote of and the sole power to dispose of, or direct the disposition of, 96% of the Company's voting equity. FuelAmerica, LLC, Mr. Salmonson, Mr. Simmons and Rapture may be deemed to share, with Triad, the power to vote, or direct the vote of and may be deemed to share the power to dispose of, or direct the disposition of, 96% of the Company's voting equity.

(c) In connection with the Triad transaction, Triad was issued warrants to purchase 750,000 shares of the Company's common stock at $.10 per share of Common Stock as compensation for any amounts Triad expended on behalf of the Company in connection with the proposed transaction. Such warrants are only exercisable if the Triad transaction is not consummated, and, if exercised, would represent less than 10% of the Company's outstanding Common Stock.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Except as disclosed in this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or other relationships with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing of Schedule 13D dated as of September 25, 2000.


Exhibit B: Share Sale and Contribution Agreement, dated as of September 14, 2000 and related side letter thereto, by and among Regenesis Holdings, Inc. Russell Adler for Himself and his Nominees and Triad Petroleum, LLC, filed with the Securities and Exchange Commission on September 22, 2000 as Exhibit 10.19 to the Company 10Q-SB for the period ended June 30, 2000 and incorporated herein by this reference.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 25, 2000


                                            /s/ Chris R. Salmonson
                                            ------------------------------------
                                            Chris R. Salmonson



                                            /s/ Robert L. Simmons
                                            ------------------------------------
                                            Robert L. Simmons



                                            Triad Petroleum, LLC


                                            /s/ Triad Petroleum, LLC
                                            ------------------------------------
                                            By: Chris R. Salmonson



                                            FuelAmerica, LLC

                                            /s/ FuelAmerica, LLC
                                            ------------------------------------
                                            By: Chris R. Salmonson


                                            Rapture Holdings, Inc.

                                            /s/ Rapture Holdings, Inc.
                                            ------------------------------------
                                            By: Robert L. Simmons

                                    EXHIBIT B

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


                      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Regenesis Holdings, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:  September 25, 2000


                                            /s/ Chris R. Salmonson
                                            ------------------------------------
                                            Chris R. Salmonson



                                            /s/ Robert L. Simmons
                                            ------------------------------------
                                            Robert L. Simmons



                                            Triad Petroleum, LLC


                                            /s/ Triad Petroleum, LLC
                                            ------------------------------------
                                            By: Chris R. Salmonson



                                            FuelAmerica, LLC

                                            /s/ FuelAmerica, LLC
                                            ------------------------------------
                                            By: Chris R. Salmonson


                                            Rapture Holdings, Inc.

                                            /s/ Rapture Holdings, Inc.
                                            ------------------------------------
                                            By: Robert L. Simmons